

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2013

<u>Via E-mail</u>

Andrew M. Freedman
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Office Depot, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 2, 2013 by Starboard Value and Opportunity Master Fund Ltd.,**
>   **Starboard Value and Opportunity S LLC, Starboard Value LP, Starboard**
>   **Value GP LLC, Starboard Principal CO LP, Starboard Principal CO GP**
>   **LLC, Jeffrey C. Smith, Mark R. Mitchell, Peter A. Feld, T-S Capital**
>   **Partners, LLC, Robert Telles, Cynthia Jamison, Robert Nardelli, David**
>   **Siegel, and Joseph Vassalluzzo**
> **File No. 001-10948**

Dear Mr. Freedman:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please fill in the blanks in the proxy statement.

2.   Please note that in the soliciting materials dated January 24, 2013, Office Depot, Inc. indicated its intention to include in its proxy materials pertaining to the company's 2013 annual meeting a white proxy card. As Office Depot's soliciting materials were filed before Starboard's preliminary proxy statement, Starboard's claim to the use of the same

colored card is not consistent with Rule 14a-9. Please revise your filing throughout to change the color of the proxy card.

3. We note that this filing refers security holders to information that will be contained in the registrant's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants decide to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise us as to the participants' intent in this regard.

4. We note that security holders of Office Depot approved the proposals relating to the merger with OfficeMax. Please update your proxy statement as necessary to reflect that development.

Preliminary Proxy Statement, page 1

5. Where you refer to the number of shares you hold, please revise your disclosure in this section to clarify the percentage of securities over which you have voting control, as your disclosure on pages 5 and 13 indicates that the percentage of securities in which you have an economic interest and over which you have voting control may differ.

Background to the Solicitation, page 5

6. We note your statement on page 5 that you believe that "the Poison Pill is part of a scheme designed to preserve and entrench the Board by limiting the influence of stockholders over Board composition and other matters, while allowing the Board to maintain and increase its effective voting control over the Company." Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal, improper, or immoral conduct without factual foundation and revise this statement accordingly. Please refer to Rule 14a-9.

Reasons for the Solicitation, page 9

We Believe That Change in a Significant Portion of Office Depot's Board, page 9

7. Please provide additional disclosure regarding the reasons that you "question this Board's financial expertise and open-mindedness in pursuing paths to enhance stockholder value."

8.   We note your statements on page 9 that "[n]ow more than ever, Office Depot needs a well-qualified, committed and capable Board to . . . ensure that Office Depot contributes the most highly-qualified individuals to the combined company's board" and "to maximize the long term synergies with OfficeMax if the OfficeMax Merger is approved." Please remove these and any other statements that suggest that your nominees will be selected to serve on the combined company's board, given that this solicitation relates solely to the Company's Annual Meeting.

We Believe a Reconstituted Board is Needed to Improve Operational Performance, page 9

9.   You indicate that "the directors to be contributed to any combined Office Depot/OfficeMax board will be selected *from* this improved Office Depot Board" (emphasis added). This statement appears to be inaccurate, considering the proxy statement/prospectus disclosure relating to the OfficeMax merger indicates that the board of directors will consist of an equal number of members to be designated by each company and not necessarily from the existing board of directors.

We Believe a New and Improved Board Should Help Select Any Future CEO, page 12

10.   Consistent with comment 8 above, please clarify that there is no guarantee that any of your director nominees will serve on the CEO selection committee.

We Question the Commitment of the Current Board Members…, page 13

11.   We note your statement in the second paragraph that "[t]he Poison Pill, when taken together with the voting agreement provisions under the Investor Rights Agreement, effectively provides the Board with current voting authority over securities representing in excess of 22% of the securities eligible to vote." We also note your statements in the cover letter accompanying this preliminary proxy that upon the receipt of requisite Office Depot stockholder approval in connection with the OfficeMax Merger, up to 175,000 shares of convertible preferred stock held by BC Partners will be redeemed for cash, and that immediately prior to the completion of the OfficeMax Merger, the remaining shares of convertible preferred stock held by BC Partners will be redeemed. Please revise your disclosure in this section to clarify the percentage of securities over which the Board will have voting control under both of the scenarios described above, and the way either scenario impacts the way in which common shareholders' level of economic interest translates into the amount of shares over which common shareholders have voting control.

Our Four Nominees Have the Experience, Qualification and Commitment, page 13

12.   We note your statement that you believe that the Board "lacks the objectivity necessary to act in the best interest of stockholders." Please avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity, or personal reputation

or make charges of illegal, improper, or immoral conduct without factual foundation and revise this statement accordingly. Please refer to Rule 14a-9 and revise accordingly.

13.   We note your statement that "Office Depot's continued underperformance at this critical time for the future of the Company warrants the addition of a direct stockholder representative on the Board to ensure that all decisions are made with the best interest of all stockholders as the primary objective." Please provide support for your assertion that the addition of a direct stockholder representative will ensure that all decisions of the Board will be made with the best interests of all stockholders as the primary objective.

Proposal No. 1, page 15

14.   We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any advance notice bylaw. In addition, please confirm that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A.

Solicitation of Proxies, page 24

15.   We note that you intend to solicit proxies by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written solicitation materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rule 14a-6(b) and (c) and confirm your understanding in this regard.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3619 if you have any questions.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions